Exhibit 99.1

Kandal M Venture Limited Reports Significant Gross Profit Growth of 45%

in Financial Results for the Six Months Ended September 30, 2026

Revenue up 21% to US$9.5 million; gross margin expanded 3.8 percentage points to 22.5%, operating income increased to $538,000, compared to the prior year period

TAKHMAO, Cambodia, October 15, 2026 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in China and Southeast Asia, today announced its unaudited financial results for the six months ended September 30, 2026, the first half of its fiscal year ending March 31, 2027.

Management Commentary

“During fiscal 2026, we navigated an uncertain macroeconomic environment reflecting geopolitical and economic challenges. Yet, we positioned the Company for sustainable success by providing our customers with premium leather goods at affordable prices and investing in our business operations,” said Mr. Duncan Miao, Chairman of the Board of Kandal. “In the first half of fiscal 2027, we followed that progress by executing each of the four strategic priorities we have previously communicated to our stakeholders.”

Mr. Miao continued, “In total, the first half of fiscal 2027 has shown increased momentum in relation to our customer base, our manufacturing capabilities and our financial performance which we are sharing with you today. Looking forward, we believe that our business model and execution will continue to support further revenue growth and profit expansion.”

Our recent strategic execution efforts included:

●	Broadened our customer base and geographic reach: We continued building relationships with both Asian and European customers and fulfilled bulk production orders during the first half of fiscal 2027. This growth in key global markets is diversifying our customer base and reducing the concentration of our customers headquartered in the U.S.

●	Enhanced production capacity and efficiency: Following investments made in fiscal 2026, we now have manufacturing and production facilities located across China and Southeast Asia, specifically in Cambodia, and the Philippines. This expanded footprint provides workforce benefits and flexible, cost-effective production environments.

●	Utilized tech-enabled manufacturing: We implemented and continue to explore opportunities to employ technology-enabled machinery and processes to drive increased cost efficiencies, consistent quality control and accelerated time to market.

●	Improved financial performance & flexibility: We anticipate further revenue growth from our increasingly global customer base across both affordable luxury and contemporary brands in the second half of fiscal 2027 and beyond. We also expect that improvements in business scale, operations processes and customer diversity will support further margin expansion and improved profitability.

Results of Operations

Six months ended September 30, 2025, compared to six months ended September 30, 2026

The following table sets forth a summary of the consolidated results of operations for the Company for the periods indicated.

	For the six months ended September 30,
	2025	2026
	US$ (’k)	US$ (’k)
Revenue	7,904	9,556
Cost of sales	(6,424)	(7,406)
Gross profit	1,480	2,150
Selling and distribution expenses	(114)	(132)
General and administrative expenses*	(1,176)	(1,480)
Income from operations	190	538

*	General and administrative expenses excluded the following expenses: (1) unrealized fair value re-measurement on the convertible bonds and (2) direct offering costs incurred in relation to the issuance and acquisition of convertible bonds.

Revenue

For the six months ended September 30, 2025, and 2026, we generated our revenue through sales of leather goods.

Our revenue increased by 20.9%, from US$7,904k for the six months ended September 30, 2025, to US$9,556k for the six months ended September 30, 2026.

Cost of sales

Our cost of sales consists mainly of raw material costs, direct labor costs and factory overheads.

Our cost of sales increased by US$982k or 15.3%, from US$6,424k, for the six months ended September 30, 2025, to US$7,406k for the six months ended September 30, 2026.

Gross profit and gross profit margin

Our gross profit increased by US$670k or 45.3%, from US$1,480k, for the six months ended September 30, 2025, to US$2,150k for the six months ended September 30, 2026. Our gross profit margin increased by 3.8 percentage points from 18.7% for the six months ended September 30, 2025, to 22.5% for the six months ended September 30, 2026.

The increase was primarily due to the significant improvement in productivity by over 30% in output per hour as a result of (i) the introduction of a KPI-related incentive program which rewards higher efficiency; (ii) the addition of new, technologically advanced machines which improved productivity; and (iii) higher revenue which better utilizes our production capacity.

Selling and distribution expenses

Our selling and distribution expenses consisted of export expenses, trucking costs and customs clearance fees.

The amounts increased by US$18k or 15.8%, from US$114k for the six months ended September 30, 2025, to US$132k for the six months ended September 30, 2026. The increase was in line with the higher revenue during the six months ended September 30, 2026.

General and administrative expenses

Our general and administrative expenses consisted of salaries, welfare and other benefits, director’s remuneration, management fees, professional services fees, office expenses and utilities, depreciation and others.

The amounts increased by US$304k or 25.9%, from US$1,176k for the six months ended September 30, 2025, to US$1,480k for the six months ended September 30, 2026, which was mainly due to the increase in salaries, director’s remuneration and professional services fees after the completion of our initial public offering on June 25, 2025, offset partially by the discontinuation of management fees paid to a related company upon listing.

Income from operations

As a result of the foregoing, our income from operations increased by US$348k or 183.2% from US$190k for the six months ended September 30, 2025, to US$538k for the six months ended September 30, 2026, mainly due to the increase in sales and gross profits, offset partially by the increase in general and administrative expenses.

The financial results for the six months ended September 30, 2026, included in this press release are unaudited and subject to change upon completion of the Company’s financial closing procedures. The Company’s actual results may differ materially from these unaudited results. The Company expects to furnish its unaudited interim financial statements for the six months ended September 30, 2026, on Form 6-K in or about January 2027.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Southeast Asia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s financial statements and other reports it files with or furnishes to the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:

Kandal M Venture Limited
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,
Kingdom of Cambodia
Email: enquiry@fmfco.com.kh
Telephone: +855 23425205

Investor Relations Contact:

Scott Powell, President

Skyline Corporate Communications Group, LLC
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: +1 (646) 893-5835 x2
Email: ir@skylineccg.com
Website: www.skylineccg.com

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